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06005862

AB 3/22/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65584

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WATSON SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 PARK AVENUE SUITE 1600
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH McSHERRY 212 905 0195
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN P COMPARATO CPA PC
(Name – *if individual, state last, first, middle name*)

PO BOX 588 (Address) STONY BROOK (City) NY (State) 11790 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 28 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, JOSEPH MCSHERRY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WATSON SECURITIES CORP, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES G. GIBBS
Notary Public, State of New York
No. 01GI5054516
Qualified in Bronx County
Commission Expires January 16, 2010

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATSON SECURITIES CORP.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2005

WATSON SECURITIES CORP.

INDEX
DECEMBER 31, 2005

Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplementary Information	
Computation of Net Capital Pursuant to Rule 15c3-1	8
Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5	9-10

P.O. Box 588 ▪ Stony Brook, NY .1790
631.689.0400 ▪ 631.689.2877 Fax

JOHN P. COMPARATO C.P.A., P.C.

February 21, 2006

To the Board of Directors
Watson Securities Corp.

We have audited the accompanying statements of financial condition of Watson Securities Corp. as of December 31, 2005 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Watson Securities Corp. as of December 31, 2005, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Watson Securities Corp. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Comparato

John P Comparato

WATSON SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
CURRENT ASSETS	
Cash	$ 14,559
Accounts Receivable	18,100
	$ 32,659
OTHER ASSETS	
Prepaid Expenses	1,200
Organization Costs	5,847
	7,047
TOTAL ASSETS	$ 39,706
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 6,026
STOCKHOLDER'S EQUITY	
Common Stock	5,000
Additional Paid-In Capital	55,000
Accumulated Deficit	< 26,320>
	33,680
TOTAL LIABILITIES AND STOCHOLDER'S EQUITY	$ 39,706

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

WATSON SECURITIES CORP.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUE	$ 18,100
EXPENSES	
Professional Fees	3,052
Regulatory Fees	1,069
Occupancy Expense	1,866
Amortization	2,575
Other Expenses	1,317
TOTAL EXPENSES	$ 9,879
NET INCOME BEFORE PROVISION FOR INCOME TAXES	$ 8,221
PROVISION FOR INCOME TAXES	455
NET INCOME	7,766

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

WATSON SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK	RETAINED EARNINGS <DEFICIT>	ADDITIONAL PAID-IN CAPITAL
Balance, Dec 31, 2004	$ 5,000	$ < 34,086>	$ 47,000
Net Income	--	7,766	--
Capital Contributions	--	--	8,000
Balance, Dec 31, 2005	$ 5,000	$ < 26,320>	$ 55,000

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

WATSON SECURITIES CORP.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITES	
Net Income	$ 7,766
Amortization	2,575
Increase in Accounts Receivable	<18,100>
Increase in Accounts Payable and Accrued Expenses	3,071
Decrease in Due to Officer	< 2,304>
NET CASH USED BY OPERATING ACTIVITIES	< 6,992>
NET CASH PROVIDED BY FINANCING & INVESTING ACTIVITIES	
Contributions to Capital	8,000
NET INCREASE IN CASH	1,008
CASH AT BEGINNING OF YEAR	13,551
CASH AT END OF YEAR	$14,559

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOTE 1 – BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Watson Securities Corp. (the "Company") was incorporated under the laws of the State of New York on April 3, 2002. The business purpose of the Company is to engage as a broker/dealer in the private placement of securities. On April 4, 2003, the Company was approved as a member of the NASD.

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Organization Cost

Organization costs are amortized on a straight-line basis over sixty months, commencing with the date the Company was approved as a member of the NASD.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $ 8,533, which was $ 3,533 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was .74 to 1 at December 31, 2005.

NOTE 3 – INCOME TAXES

The provision for income taxes consists of the following:

New York State	$ 155
New York City	300
Total	$ 455

The tax provision consists principally of minimum tax calculations.

WATSON SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL	
Total Ownership Equity	$ 33,680
Add:	
Liabilities Subordinated to Claims of General Creditors	
Allowable in Computation of Net Capital	--
Other (Deductions) or Allowable Credits	--
Total Capital and Allowable Subordinated Liabilities	33,680
Deductions and/or Charges:	
Non-Allowable Assets	25,147
Net Capital Before Haircuts on Securities Positions	8,533
Haircuts on Securities Positions	--
Net Capital	$ 8,533
AGGREGATE INDEBTEDNESS	
Item Included in the Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	$ 6,026
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	5,000
Excess Net Capital @ 1000%	7,930
Ratio: Aggregate Indebtedness to Net Capital	.71 to 1

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2005 Focus Part II filing.

P.O. Box 588 ▪ Stony Brook, NY 11790
631.689.0400 ▪ 631.689.2877 Fax

JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors
Watson Securities Corp.

We have examined the financial statements of Watson Securities Corp. for the year ended December 31, 2005 and have issued our report therein dated February 21, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a) (11) and the procedures of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of the Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with managements authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may never the less occur and not be detected.

Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions of the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Watson Securities Corp. as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for it's purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be any used to other purpose.

John P Comparato